Exhibit 1

Conference Call:	Today, August 12, at 11:00 a.m. EDT
Dial-in numbers:	888/391-0235 (US and CAN) or 212/676-4904 (International)
Webcast:	www.madcatz.com (Select “Investors”)
Replay Information:	See release text

News Announcement	For Immediate Release

Contact:
Cy Talbot	Nathan Ellingson, Joseph Jaffoni
Mad Catz Interactive, Inc.	Jaffoni & Collins Incorporated
619/683-9830	212/835-8500 or mcz@jcir.com

MAD CATZ REPORTS IMPROVED OPERATING RESULTS

IN FISCAL 2005 FIRST QUARTER

- Gross Profit Improvements and Reduced Operating Expenses Lead to

Improved Quarterly Results -

San Diego, California, August 12, 2004 — Mad Catz Interactive, Inc. (“Mad Catz”) (AMEX/TSX: MCZ), the world’s leading third party video game accessory provider, today announced financial results for the three-month period ended June 30, 2004.

Net sales for the quarter ended June 30, 2004 were $16.7 million, a 6.1% decline from net sales of $17.8 million during fiscal 2004 first quarter, primarily due to slow industry sales in the European market and the shift of sales from the first to second fiscal quarter in the United States as consumers delayed hardware purchases in anticipation of the PlayStation 2 console price cut that came late in the first quarter. Gross profit for the quarter increased 34.0% to $4.3 million from $3.2 million, in the same period a year ago. Gross profit margin for the fiscal 2005 first quarter was 25.8%, an increase from 18.0% in the fiscal 2004 first quarter. This improvement over the prior year first quarter is attributable to favorable manufacturing margins in the current quarter, reduced price protection costs and a favorable comparison to the higher than usual return and repackaging expenses which impacted the fiscal 2004 first quarter. Selling expenses in the fiscal 2005 first quarter decreased 22.4% to $2.1 million, or 12.6% of net sales, from $2.7 million, or 15.2% of net sales, in the prior year. The decrease in selling expense is primarily attributable to the reduced cost of Mad Catz’ presence at the E3 trade show this year and the reduction in expenses directly related to the lower sales levels during the quarter. For the quarter ended June 30, 2004, administrative expenses were $1.7 million, a 6.9% decrease from $1.8 million in the same period a year ago. The reduction in administrative expenses relates to the previously announced consolidation of the Company’s Toronto corporate office with its San Diego headquarters as well as additional cost saving measures that were initiated in the fiscal 2004 fourth quarter. The loss before taxes for the quarter ended June 30, 2004 was $0.4 million, an 81.4% improvement from the loss before taxes of $2.2 million in the prior year first quarter. For the quarter ended June 30, 2004, the Company reported a net loss of $0.3 million, or $0.01 per basic and diluted share, compared to a net loss of $1.3 million,

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Mad Catz Interactive, 8/12/04	page 2

or $0.02 per basic and diluted share, in the same period a year ago. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter ended June 30, 2004 was $0.3 million compared to a negative EBITDA of $1.5 million in the quarter ended June 30, 2003. A reconciliation of EBITDA to the Company’s net income on a GAAP basis is included in the financial tables accompanying this release.

Fiscal 2005 First Quarter Highlights:

•	Significantly improved operating results in the seasonally slowest quarter

•	34.0% gross profit improvement on prior year quarter

•	Strong 25.8% gross profit margin

•	Cost containment initiatives reflected in operating results

•	Successful launch of the new GameShark® website

•	Broad range of exciting new products showcased at E3 trade show in May

•	GameShark and Xploder game enhancement software sales accounted for 15.6% of gross sales for the quarter

Commenting on the results, Darren Richardson, President and CEO of Mad Catz Interactive, Inc., stated, “Mad Catz reported solid year-over-year improvements in its first quarter results reflecting strong manufacturing margins, cost reduction initiatives and other actions taken by management as we continually review our business and operations with the goal of achieving consistent and growing profitability. We improved operating results despite the fact that the quarter ended June 30 is the slowest for our industry. In addition to the efficiencies we are realizing in manufacturing and operations, we continue to bring to market innovative new products, further asserting our leadership position in the video game accessory space. Sales in the quarter declined as consumers held off on console purchases in anticipation of a PlayStation 2 price cut at E3. Subsequent to the price cut announcements, sales of PlayStation 2 accessories improved following a short lag period related to a slight delay by retailers in commencing promotional activity to encourage console sales.

“As indicated last quarter, we continue to identify and develop new product opportunities, some of which may be ancillary to video game accessories, as we believe we can distribute these items through our existing retail distribution pipeline. Last week, we announced the introduction of a new line of accessories for Apple’s popular iPod portable digital audio player. We are launching these mobile music accessories and exploring other new product lines, as there is a significant opportunity for Mad Catz to add value with our leading design and manufacturing expertise and extensive retail relationships.

“We continue to closely monitor our working capital and balance sheet and are pleased with our improvements in this area. Directly contributing to the decrease in interest expense during the quarter was our ability to reduce our bank debt by $4.2 million from year-ago levels including a $1.8 million reduction since March 31, 2004. We believe inventories at the end of the quarter were at an appropriate level, anticipating some volume increase resulting from the recent console price reductions, and will increase in the second fiscal quarter as we prepare for the holiday selling season.

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Mad Catz Interactive, 8/12/04	page 3

“In addition to expectations for stronger accessory sales related to the PlayStation 2 and Xbox platforms price cuts, the upcoming release of several highly anticipated software titles should generate improved GameShark sales.

“We believe the Company’s current distribution, product offerings, and improving balance sheet reflect forward progress by Mad Catz against our long-term business plan. We intend to maintain a strong focus on improving margins through product cost reductions, streamlining operating expenses, identifying unique and appropriate product line extension opportunities and managing cash flow and working capital. Further success in these areas will contribute to improving bottom line profitability.”

The Company will host a conference call and simultaneous webcast today August 12, 2004, at 11:00 a.m. EDT. Following its completion, a replay of the call can be accessed for 30 days on the Internet from the Company’s Web site (www.madcatz.com, select “Investors”) or for 2 days via telephone at 800/633-8284 (reservation # 21203274) or, for International callers, at 402/977-9140.

About Mad Catz

Mad Catz (www.madcatz.com) designs, develops, manufactures and markets a full range of high quality, competitively priced accessories for video game consoles and portables, including the industry leading GameShark brand of video game enhancements. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry, with distribution through nine of the top ten U.S. retailers offering interactive entertainment products. With operating headquarters in San Diego, California, Mad Catz has offices in Canada, the U.K. and Asia, as well as distributors in Europe and Australia.

Safe Harbor for Forward Looking Statements:

This press release contains forward-looking statements about the Company’s business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this press release as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “should,” “plan,” “goal,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company’s licenses; competitive developments affecting the Company’s current products; first party price reductions; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company’s reports filed with the Securities and Exchange Commission and the Canadian Securities Administrators.

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Mad Catz Interactive, 8/12/04	page 4

MAD CATZ INTERACTIVE, INC.

Consolidated Statements Of Operations (unaudited, $US)

	Three Months Ended June 30
	2004	2003
		(as restated)
Net sales	$16,718,720	$17,812,103

Cost of sales	12,412,707	14,598,342

Gross profit	4,306,013	3,213,761

Expenses (income):
Selling expenses	2,098,424	2,702,480
Administrative expenses	1,681,852	1,806,678
Stock- based compensation	129,287	32,651
Interest expense	240,585	384,932
Depreciation and amortization	468,236	310,533
Other income	(16,558)	(5,096)
Foreign exchange loss	108,173	151,824

	4,709,999	5,384,002

Loss before income taxes	(403,986)	(2,170,241)

Income tax benefit	(54,478)	(855,036)

Net loss	$(349,508)	$(1,315,205)

Accumulated deficit, beginning of period	(15,314,007)	(15,903,579)

Adjustment for the adoption of fair value method of accounting for stock options	—	(261,841)

Accumulated deficit, end of period, as restated	$(15,663,515)	$(17,480,625)

Net loss per share:
Basic and diluted	$(0.01)	$(0.02)

Weighted average number of common shares outstanding, basic and diluted:	53,462,716	53,206,719

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Mad Catz Interactive, 8/12/04	page 5

MAD CATZ INTERACTIVE, INC.

Consolidated Balance Sheets ($US)

(unaudited)

	June 30, 2004	March 31, 2004
Assets

Current assets:
Cash	$973,930	$1,728,233
Accounts receivable	13,628,025	17,039,082
Inventories	17,007,388	16,848,237
Prepaid expenses and deposits	1,740,081	1,489,261
Future income tax assets	2,764,722	2,764,722
Income tax receivable	10,499	—

	36,124,645	39,869,535

Future tax assets	281,504	281,504
Capital assets	1,505,332	1,565,834
Intangible assets	4,041,087	4,242,196
Goodwill	19,421,623	19,963,731

Total Assets	$61,374,191	$65,922,800

Liabilities and Shareholders’ Equity

Current liabilities:
Bank loan	$13,370,868	$15,181,863
Accounts payable and accrued liabilities	12,749,261	13,713,250
Accrued taxes payable	—	971,136

	26,120,129	29,866,249
Shareholders’ equity:
Capital stock	46,542,809	46,413,522
Cumulative translation adjustment	4,374,768	4,957,036
Accumulated deficit, as restated	(15,663,515)	(15,314,007)

	35,254,062	36,056,551

Total liabilities and shareholders’ equity	$61,374,191	$65,922,800

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Mad Catz Interactive, 8/12/04	page 6

MAD CATZ INTERACTIVE, INC.

Supplementary Data ($US)

(unaudited)

Change in Accounting Policy

Effective April 1, 2004, the Company adopted, on a retroactive basis, certain transitional provisions of The Canadian Institute of Chartered Accountants’ recommendations regarding the accounting for stock-based compensation. The Company has restated its financial statements for the retroactive application of these provisions. The impact on net income (loss) of adopting these accounting recommendations was as follows:

Fiscal 2005 – Q1	reduction of $	129,287
Fiscal 2004 – Q1	reduction of $	32,651
Fiscal 2004 – Annual	reduction of $	194,891
Fiscal 2003 – Annual	reduction of $	261,841

Geographical Sales Data

The Company’s sales are attributable to the following countries:

	Three Months Ended June 30,
	2004	2003
Sales
United States	$14,237,149	$14,731,834
International	1,159,189	2,286,960
Canada	1,322,382	793,309

	$16,718,720	$17,812,103

EBITDA Reconciliation

EBITDA represents net income (loss) plus interest, taxes, depreciation and amortization.

	Three Months Ended June 30,
	2004	2003
Net loss	$(349,508)	$(1,315,205)

Adjustments:
Interest expense	240,585	384,932
Income tax benefit	(54,478)	(855,036)
Depreciation and amortization	468,236	310,533

EBITDA	$304,835	$(1,474,776)

The Company believes that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

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